UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Voya Prime Rate Trust
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

92913A100
(CUSIP Number)

Saba Capital Management, L.P. 405 Lexington Avenue 58th Floor New York, NY 10174 Attention: Michael D'Angelo (212) 542-4635

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92913A100	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,099,996[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,099,996
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,099,996
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.43%[2]
14	TYPE OF REPORTING PERSON PN; IA

1 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

2The percentages used herein are calculated based upon 121,775,466 shares of common stock outstanding as of 3/8/21, as disclosed in the company's DEF 14A press release filed 4/21/21.

CUSIP No. 92913A100	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,099,996[3]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,099,996
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,099,996
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.43%[4]
14	TYPE OF REPORTING PERSON IN

3A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information

4The percentages used herein are calculated based upon 121,775,466 shares of common stock outstanding as of 3/8/21, as disclosed in the company's DEF 14A press release filed 4/21/21.

CUSIP No. 92913A100	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 26,099,996[5]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 26,099,996
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,099,996
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.43%[6]
14	TYPE OF REPORTING PERSON OO

5A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

6The percentages used herein are calculated based upon 121,775,466 shares of common stock outstanding as of 3/8/21, as disclosed in the company's DEF 14A press release filed 4/21/21.

CUSIP No. 92913A100	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 14 amends and supplements the statement on Schedule 13D filed with the SEC on 10/16/19, as amended by Amendment No.1 filed on 11/4/19, Amendment No. 2 filed 11/18/19, Amendment No. 3 filed 11/21/19, Amendment No. 4 filed on 12/23/19, Amendment No. 5 filed 1/10/20, Amendment No. 6 filed 1/29/20, Amendment No. 7 filed 2/5/20, Amendment No. 8 filed 2/20/20, Amendment No. 9 filed 3/4/20, Amendment No. 10 filed 4/2/20, Amendment No. 11 filed 4/30/20, Amendment No. 12 filed 1/11/21, and Amendment No. 13 filed 2/26/21; with respect to the common shares of Voya Prime Rate Trust.  This Amendment No. 14 amends Items 3, and 5 as set forth below.

Item 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $126,023,565 was paid to acquire the Common Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons.  The percentages used herein are calculated based upon 121,775,466 shares of common stock outstanding as of 3/8/21, as disclosed in the company's DEF 14A press release filed 4/21/21

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)

The transactions in the Common Shares effected within the past sixty days by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Shares.

(e)	Not applicable.

CUSIP No. 92913A100	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 27, 2021

SABA CAPITAL MANAGEMENT, L.P. By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Authorized Signatory

BOAZ R. WEINSTEIN By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 92913A100	SCHEDULE 13D/A	Page 7 of 7 Pages

Schedule A

 This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital during the past sixty days.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
04/07/21	Sell	100,000	4.67
04/08/21	Sell	71,319	4.68
04/09/21	Sell	127,500	4.66
04/12/21	Sell	52,930	4.65
04/13/21	Sell	56,342	4.65
04/14/21	Sell	27,468	4.65
04/15/21	Sell	225,529	4.64
04/16/21	Sell	65,255	4.63
04/19/21	Sell	194,190	4.63
04/20/21	Sell	208,228	4.61
04/21/21	Sell	81,758	4.61
04/22/21	Sell	46,784	4.60
04/23/21	Sell	100,000	4.59